

A LETTER TO THE SHAREHOLDERS OF BRISTOL-MYERS SQUIBB COMPANY

Do NOT Allow Bristol-Myers to Bet the Company on a Highly-Risky and Likely Value-Destructive Acquisition

Bristol-Myers Standalone Is a Safe Investment with a Reliable Dividend

Do NOT Allow Bristol-Myers to Incur Substantial Debt to Buy Celgene's Risky Pipeline

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Celgene Is Facing One of the Largest Patent Cliffs in the History of the Pharmaceutical Industry



Source: Bristol-Myers investor relations, Wall Street research, Starboard estimates.

- Celgene's entire marketed products portfolio will essentially disappear by 2028.

- Celgene will have to fully reinvent itself with its pipeline, something we do not believe will be possible, and shareholders should not have to bear this risk.

- Unlike Celgene, **Bristol-Myers has a stable revenue base.**

Accounting for the Patent Cliff, Bristol-Myers Is Paying a Very High Multiple for Celgene

- Bristol-Myers is claiming that the Celgene transaction will be 40% accretive in the first full year but that is only because **it is acquiring a declining asset with a marketed products portfolio that is disappearing**.

- Bristol-Myers is actually paying a very expensive price and a very high multiple for Celgene when accounting for Celgene's massive patent cliff.



2019E P/E Multiple – Wall Street Consensus Estimates[1]	2026E P/E Multiple – Wall Street Consensus Estimates[1]
Peer Average[2]: 13.9x / BMY Acquisition Price For Celgene: 10.2x	Peer Average[2]: 9.5x / BMY Acquisition Price For Celgene: 16.8x

Source: Public company filings, CapitalIQ, Bloomberg.
(1) Share price as of January 2, 2019 (closing price before announcement of Celgene acquisition); Based on Bloomberg consensus estimates.
(2) Peers based on Bristol-Myers S-4 selected publicly traded companies and includes: ABBV, AGN, AMGN, LSE:AZN, BIIB, LLY, GILD, LSE:GSK, JNJ, MRK, SWX:NOVN, CPSE:NOVO.B, PFE, SWX:ROG, ENXTPA:SAN (Excludes JNJ for 2026 as Bloomberg consensus estimate unavailable).

We Believe the Celgene Transaction Subjects Bristol-Myers Shareholders to Extreme Risks

- We believe that Bristol-Myers is paying ~$30 billion for Celgene's **highly-risky pipeline.**

- **This is a very high price for what we believe to be highly-questionable pipeline products.**



Starboard Breakdown of Celgene Deal Value[1]

($ in billions)

$16
$13
$7
$55

$29 Billion: Value of Pipeline and Associated Synergies

$62 Billion: Value of Marketed Products and Associated Synergies

Source: Public company filings, Bristol-Myers investor relations, Starboard estimates.
(1) $91 billion calculated assuming Bristol-Myers issues 701mm shares to Celgene shareholders per the Company's S-4 filing and includes fair value of CVR per the S-4 filing.





We Believe Bristol-Myers' Assumptions Are Unrealistic

- We believe that expecting **$18 billion of revenue in 2028 from the Celgene pipeline is highly unrealistic** and well above Wall Street analyst expectations.
- Wall Street analysts are almost 40% lower than Bristol-Myers' base case assumptions for Celgene's near-term pipeline revenues.

2028 Wall Street Analysts' Revenue Estimates for Celgene Near-Term Pipeline Product Launches

($ in billions)
$3.4
$0.9
$3.4
$1.8
$2.8
$0.5
$1.8
$1.0
$0.5
$0.3
Luspatercept (Phase III)
Ozanimod (Phase III)
JCAR017 (Phase II Pivotal)
bb2121 (Phase II / Pivotal)
Fedratinib (Phase III)

2028 Bristol-Myers Management vs. Wall Street Analysts' Median Revenue Estimates for Celgene Near-Term Pipeline Product Launches

($ in billions)
$10.8
(37%)
$6.8
Est. Bristol-Myers Management Case
Median of Wall Street Analysts' Estimates

Source: Public company filings, Wall Street research, Bristol-Myers investor relations, Starboard estimates.

- In order to reach Bristol-Myers' base case assumptions, we believe that Bristol-Myers is expecting the Celgene pipeline to launch, on average, 10 blockbuster drugs over the next 8 years. This compares to Celgene only launching 3 blockbusters over the last 15 years. We believe that **the expected frequency of blockbuster launches is unprecedented, risky and highly unlikely**.

Launch Date for All Celgene Blockbuster Products Since REVLIMID(1)

8 Years – No Blockbusters(1)
2 Blockbusters Launched
5 Years – No Blockbusters
10 Blockbuster Product Launches in 8 years?
5 Near-Term Launch Products
+
5 Unidentified Products
Revlimid
Pomalyst
Otezla
2005
2013
2014
2020E
2028E

Assuming Celgene's near-term launch products can generate $10.8 billion revenue by 2028, another 5, on average, blockbuster products would be needed to reach Bristol-Myers' 2028 revenue base case(2)

This means that Bristol-Myers is assuming that Celgene can produce, on average, 10 blockbuster drugs in 8 years…after only producing 3 in the last 15 years!

Why should shareholders underwrite such aggressive assumptions and take on so much risk??

Source: Public company filings, Bristol-Myers investor relations, Starboard estimates.
Note: We define "blockbuster" to mean peak revenue generating potential of greater than $1 billion.
(1) While ABRAXANE has achieved blockbuster drug status, it was originally launched by Abraxis BioScience prior to Celgene's acquisition of the company in 2010. As such, we do not give credit to Celgene for launching ABRAXANE.
(2) Ten blockbusters includes five near-term product launches highlighted by Bristol-Myers management plus an additional five products assuming average revenue per product of $1.4 billion.

We Believe the Celgene Transaction Will Likely Destroy Significant Value

- In more likely scenarios for the productivity of Celgene's pipeline, **we believe that this deal could destroy tens of billions of dollars of shareholder value**.
  - If only 1 pipeline product fails, we believe value could be destroyed.
  - If only 2 pipeline products fail, we believe ~$10 billion of value could be destroyed.
  - If Wall Street analysts' estimated Celgene pipeline and similarly adjusted early stage revenues are reached, we believe ~$22 billion of value could be destroyed.
  - If only 3 blockbusters are launched over the next 8 years (in-line with Celgene's previous 3 blockbuster drugs over 15 years), we believe ~$50 billion of value could be destroyed.

Estimated Net Present Value (NPV) of Pipeline Products Including Synergies[2]



($ in billions)
Bristol-Myers Base Case
Implies only 3% annualized returns above WACC of 9%
1 Pipeline Product Fails(3)
2 Pipeline Products Fail(3)
Wall Street Analysts' Estimated Celgene Pipeline & Adjusted Early-Stage Revenues
3 Blockbusters Launched Through 2028(1)
In more likely scenarios, we believe significant value will be destroyed
NPV of Celgene's Pipeline
$30
$20
$10
$0
($10)
($20)
($30)
($40)
($50)
($60)
$-
$2
$4
$6
$8
$10
$12
$14
$16
$18
$20
2028 Revenue from Pipeline Products

Source: Public company filings, Starboard estimates.
(1) Three blockbuster products are assumed to generate $1.8 billion each in 2028.
(2) NPV is based on $30 billion purchase price for Celgene's pipeline products. Assumes discount rate of 9.0% and terminal unlevered free cash flow multiple of 13.1x derived using Gordon Growth Method assuming 1.25% terminal growth – where terminal unlevered free cash flow is negative, we assume no terminal multiple. Financial projections derived based on S-4 filing.
(3) Assumes first product failure is ozanimod or luspatercept. High-end of 2028 Wall Street analysts' estimates for both exceed $3.0 billion. Subsequent product failures are assumed to be $1.8 billion each (i.e. $18 billion / 10 products).

- **Drugs fail - to require 10 blockbusters in only 8 years for this transaction to be NPV positive is highly unrealistic and subjects shareholders to massive risk.**

Bristol-Myers Is a Fundamentally Strong Business

- Bristol-Myers standalone business is a safe investment, with a net cash balance that pays a consistent and reliable dividend.

- As the Company's S-4 even illustrates, Bristol-Myers standalone business is expecting strong revenue and cash net income growth that is above Wall Street analyst expectations.

- **<u>Shareholders should not be asked to bear the risk of substantial leverage and a highly risky pipeline that we believe could destroy significant value</u>.**



Bristol-Myers Management vs. Wall Street Consensus Estimates for Standalone Bristol-Myers

Bristol-Myers management projections for the Company on a standalone business are significantly better than Wall Street consensus estimates

Source: Public company filings, Wall Street research, Bloomberg.
Note: Wall Street consensus estimates shown reflect median estimates.

Protect the safety and security of your Bristol-Myers investment

The Celgene transaction is a highly-levered acquisition of a risky pipeline

Bristol-Myers standalone is a safer and more secure investment

<u>If shareholders want to protect their investment in Bristol-Myers, they should vote AGAINST the Celgene transaction</u>

Your Vote Is Important, No Matter How Many or How Few Shares You Own!

If you have any questions, require assistance in voting your proxy card, or need additional copies of Starboard's proxy materials, please contact Okapi Partners at the phone numbers or email address listed below.

For more information, please visit our website at www.shareholdersforbristol.com.



Okapi Partners LLC
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